EXHIBIT A
to the
KINETICS MUTUAL FUNDS, INC.
MULTIPLE CLASS PLAN

Fund Name	Advisor Classes
The Internet Fund	No Load	A	B	C	Institutional
The Global Fund	No Load	A	B	C	Institutional
The Paradigm Fund	No Load	A	B	C	Institutional
The Medical Fund	No Load	A	B	C	Institutional
The Small Cap Opportunities Fund	No Load	A	B	C	Institutional
Government Money Market Fund	No Load	—	—	—	—
The Market Opportunities Fund	No Load	A	B	C	Institutional
The Water Infrastructure Fund	No Load	A	B	C	Institutional
The Multi-Disciplinary Fund	No Load	A	B	C	Institutional
The Tactical Paradigm Fund	No Load	A	B	C	Institutional

This Multiple Class Plan is adopted by Kinetics Mutual Funds, Inc. with respect to the Classes of Shares of the series of Kinetics Mutual Funds, Inc.  as set forth above.

WITNESS the due execution hereof this 29th day of March 2001.

Updated and approved by the Boards on:  March 12, 2003, October 1, 2004, December 9, 2005, March 5, 2007, December 6, 2007 and December 18, 2009.